

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2016

Mail Stop 4561

Todd H. Siegel
Chief Executive Officer
Affinion Group Holdings, Inc.
6 High Ridge Park
Stamford, CT 06905

> **Re: Affinion Group Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **File No. 000-55577**
> **Filed March 10, 2016**

Dear Mr. Siegel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated February 25, 2016.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Business, page 1

1. We note your revised disclosure in response to prior comment 2. Please provide additional support for your claims that your operating cash flows are "significant" and your segment EBITDA margins are "strong." In this regard, we note that your operating cash flows have significantly declined since 2010 and have been inconsistent in recent fiscal years. Further, the footnotes on pages F-42 and F-43 and your discussion of EBITDA in your Results of Operations discussion do not appear to provide sufficient support for the claim that your segment EBITDA margins are "strong" without further analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 44

2.   We note your response to prior comment 7 regarding your reorganization and the creation of your Legacy Membership and Package segment. In light of the large size of this new segment, which you disclose represents 30% of your 2015 net revenues, please provide a more detailed description of the non-Package membership programs that will be included in this new segment. Also, please clarify how management anticipates the "run off over time" will impact your next 12 months results of operations and liquidity and capital resources. It is unclear, for example, whether you anticipate the run off to gradually reduce revenues over a long-term period or whether this segment will rapid contract after subscription renewal periods occur.

Financial Condition, Liquidity and Capital Resources

Liquidity and Capital Resources, page 62

3.   We note your revised disclosures in response to prior comment 10. Please revise to explain in greater detail why you believe based on your current operations and new business prospects, coupled with your flexibility in the amount and timing of marketing expenditures, that your cash on hand and borrowing availability under Affinion's revolving credit facility will be sufficient to meet your liquidity needs for the next twelve months and in the foreseeable future. In addition, please revise your disclosures to explain how you define the foreseeable future.

Executive Compensation

Summary Compensation Table, page 93

4.   Please update the summary compensation table to reflect the 2015 cash bonuses awarded to your named executive officers, as disclosed in the current report on Form 8-K filed on March 25, 2016.

Consolidated Financial Statements

Consolidated Statements of Changes in Deficit, page F-5

5.   Please consider including separate columns for your outstanding Class C and Class D common stock. In addition, reconcile the total shares issued to the amounts present within the captions of your balance sheet.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney Advisor, at (202) 551-3297 or me at (202)-551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney Advisor
Office of Information
Technologies and Services

cc: Rosa Testani, Esq.
       Akin Gump Strauss Hauer & Feld LLP